Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing Person: Corporate Property Associates 16 — Global Incorporated

Subject Company: Corporate Property Associates 16 — Global Incorporated

Commission File Number: 001-32162

IF YOU ARE CONSIDERING SELLING YOUR SHARES OF CPA®:16 — GLOBAL TO MACKENZIE CAPITAL MANAGEMENT, LP, PLEASE READ THIS.

You may have received an unsolicited mini-tender offer by affiliates of MacKenzie Capital Management, LP (“MCM”) to purchase up to 1,700,000 shares of common stock of Corporate Property Associates 16 — Global Incorporated (“CPA®:16 — Global”) at a price of $9.00 per share, less cash distributions paid by CPA®:16 — Global after September 23, 2013.  Neither CPA®:16 — Global nor W. P. Carey Inc. (“W. P. Carey”) is associated with MCM or this unsolicited offer.

We do not recommend or endorse MCM’s offer.  As you may be aware, on July 26, 2013, the Board of Directors of CPA®:16 — Global announced that CPA®:16 — Global had entered into a definitive merger agreement with W. P. Carey under which CPA®:16 — Global will merge with and into an indirect wholly-owned subsidiary of W. P. Carey (the “Merger”).  In the Merger, CPA®:16 — Global stockholders will receive shares of W. P. Carey common stock for their shares of CPA®:16 — Global stock pursuant to an exchange ratio based on a value of $11.25 per share of CPA®:16 — Global, subject to a pricing collar which results in an exchange ratio of not more than 0.1842 shares and not less than 0.1447 shares of W. P. Carey common stock for each share of CPA®:16 — Global.  Please read the Form 8-K and Investor Presentation filed by CPA®:16 — Global with the Securities and Exchange Commission (“SEC”) on July 26, 2013, which can be found at www.cpa16global.com or www.sec.gov, for further information.

W. P. Carey is a publicly-traded REIT whose stock is listed on the New York Stock Exchange (NYSE: WPC).  The nominal value of the merger consideration to be received by CPA®:16 — Global stockholders may be higher or lower than $11.25 as of the closing due to changes in the market price of W. P. Carey common stock, subject to the limitations of the collar discussed above.  We currently expect that the proposed Merger will close by the first quarter of 2014; however, the Merger is subject to various closing conditions and cannot be assured.  The Board of Directors of CPA®:16 — Global believes that the proposed Merger is advisable and in the best interests of CPA®:16 — Global and its stockholders.

While the Board has concluded that the proposed Merger is in the best interests of CPA®:16 — Global’s stockholders as a whole, the Board cannot be aware of personal circumstances that might cause any individual stockholder to elect to accept the offer by MCM. Therefore, the Board of Directors of CPA®:16 — Global takes no position and remains neutral with respect to MCM’s offer.

PLEASE CONTACT OUR INVESTOR RELATIONS DEPARTMENT AT 1-800-WP CAREY (1-800-972-2739) OR IR@WPCAREY.COM WITH ANY QUESTIONS.

If you are considering selling your CPA®:16 — Global shares to MCM, remember, once you return signed tender offer documents and they are accepted by MCM, your decision is FINAL — they will NOT allow you to change your decision to sell your shares of CPA®:16 — Global.

Investment values can go up or down, of course, and past performance is not a guarantee of future results. Please consult your financial and tax advisors before making any decisions affecting your investment.

CPA®:16 — Global

1-800-WP CAREY • www.cpa16global.com • IR@wpcarey.com

CPA®:16 — Global 50 Rockefeller Plaza | New York, NY 10020

RISK FACTORS

Cautionary Statement Concerning Forward-Looking Statements:

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements include, among other things, statements regarding intent, belief or expectations and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” and other comparable terms.  These forward-looking statements include, but are not limited to, statements regarding the benefits of the proposed Merger, the financial position and capitalization of the combined company and the expected timing of completion of the proposed Merger.  These statements are based on current expectations and actual results could be materially different from those projected in such forward-looking statements.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Discussions of some of these important factors and assumptions are contained in W. P. Carey’s and CPA®:16 — Global’s respective filings with the SEC and are available at the SEC’s website at http://www.sec.gov, including: Item 1A. Risk Factors in each company’s Annual Report on Form 10-K for the year ended December 31, 2012. These risks, as well as other risks associated with the proposed Merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that W. P. Carey will file with the SEC in connection with the proposed Merger.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  Except as required under the federal securities laws and the rules and regulations of the SEC, W. P. Carey and CPA®:16 — Global do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  W. P. Carey intends to file a registration statement on Form S-4 that will include a joint proxy statement / prospectus and other relevant documents to be mailed by W. P. Carey and CPA®:16 — Global to their respective security holders in connection with the proposed Merger.  WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CPA®:16 — GLOBAL AND W. P. CAREY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA®:16 — GLOBAL AND THE PROPOSED MERGER.  INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.  Investors will be able to obtain these materials (when they become available) and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials (when they become available) will also be available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA®:16 — Global’s website (http://www.cpa16global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:16 — Global, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 30, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding CPA®:16 — Global’s directors and executive officers is available in its proxy statement filed with the SEC by CPA®:16 — Global on April 26, 2013 in connection with its 2013 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

IF YOU ARE CONSIDERING SELLING YOUR SHARES OF CPA®:16 — GLOBAL TO MACKENZIE CAPITAL MANAGEMENT, LP, PLEASE READ THIS.